

October 28, 2013

Nicholas Terranova
Chief Financial Officer
JBI, Inc.
20 Iroquois St
Niagara Falls, New York 14303

> **Re: JBI, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 14, 2013**
> **File No. 000-52444**

Dear Mr. Terranova:

We have reviewed your letter dated October 16, 2013 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

1.   Please file the amendment to your Form 10-K for the fiscal year ended December 31, 2012 as indicated in your response to prior comment 5.

Form 10-Q for the quarterly period ended June 30, 2013

Condensed Consolidated Financial Statements

2.   We note your response to prior comment 6. Please clarify for us whether you entered into any sales transactions with related parties during the years ended December 31, 2012 and 2011, respectively. If so, please quantify for us the amounts of any such sales recorded in each year and describe the nature of the related party relationship. Tell us how you considered the requirements of Rule 4-08(k) of Regulation S-X.

You may contact Andri Boerman at (202) 551-3645, Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding these comments and related matters.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief